Exhibit 99.1

SAFE BULKERS, INC.

Apt. D11, Les Acanthes

6, Avenue des Citronniers

MC98000, Monaco

June 16, 2020

Dear Stockholder:

You are cordially invited to attend the 2020 Annual Meeting of Stockholders of Safe Bulkers, Inc., which will be held on Monday, August 3, 2020 at 16:00 local time at 30-32 Karamanli Avenue, Voula 166 73, Athens, Greece.

The following Notice of 2020 Annual Meeting of Stockholders and Proxy Statement describe the items to be considered by the stockholders at such meeting and contain certain information about us and our executive officers and directors.

This year, we have elected to take advantage of the “Notice and Access” rules of the Securities and Exchange Commission with respect to furnishing our proxy materials and our 2019 Annual Report to stockholders over the Internet. We believe this process provides a convenient and quick way to access your proxy materials and the 2019 Annual Report. Expanded electronic dissemination expedites receipt of your proxy materials and the 2019 Annual Report while allowing us to reduce the environmental impact of, and certain costs associated with, our annual meeting. Many stockholders will receive a Notice of Internet Availability of Proxy Materials and the 2019 Annual Report (the “Notice”) containing convenient instructions on how to access annual meeting materials via the Internet. If you received the Notice, you will not receive a printed copy of the proxy materials or the 2019 Annual Report, unless you specifically request one. The Notice provides instructions on how to receive paper copies if preferred and how to vote via the Internet, by telephone or by mail.

Your vote is important to us. In order to ensure your representation at the meeting, you may submit your proxy and voting instructions via the Internet or by telephone, or, if you receive a paper proxy card and voting instructions by mail, you may vote your shares by completing, signing and dating the proxy card as promptly as possible and returning it in the envelope which accompanied the card. Please refer to the section entitled “Voting via the Internet, by Telephone or by Mail” of the accompanying proxy statement for a description of these voting methods. You can revoke the proxy at any time prior to voting, or vote your shares personally if you attend the meeting. We look forward to seeing you.

The 2020 Annual Meeting of Stockholders is currently scheduled to be held in person as indicated above. In light of the ongoing health concerns relating to the COVID-19 pandemic and to best protect the health and welfare of the Company’s stockholders and personnel, the Company urges stockholders to consider not attending the 2020 Annual Meeting of Stockholders in person. Stockholders are nevertheless urged to vote their proxies by completing, signing, dating and returning the enclosed proxy card, or to direct their brokers or other agents on how to vote the shares in their accounts, as applicable. We are actively monitoring the COVID-19 situation and, if we determine that it is not possible or advisable to hold the 2020 Annual Meeting of Stockholders in person, or to hold the meeting on the time or date or at the location indicated above, we will announce alternative arrangements for the meeting as promptly as practicable, which may include switching to a virtual meeting format, or changing the time, date or location of the 2020 Annual Meeting of Stockholders. Any such change will be announced via press release and the filing of additional proxy materials with the Securities and Exchange Commission.

Sincerely,

Polys Hajioannou
Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE 2020 ANNUAL MEETING OF STOCKHOLDERS AND THAT A QUORUM WILL BE PRESENT, WE URGE YOU TO SUBMIT YOUR VOTE AS SOON AS POSSIBLE. A PROMPT RESPONSE IS HELPFUL AND YOUR COOPERATION WILL BE APPRECIATED. VOTING VIA THE INTERNET, BY TELEPHONE OR BY MAIL WILL NOT AFFECT YOUR RIGHT TO VOTE IN PERSON, SHOULD YOU DECIDE TO ATTEND THE 2020 ANNUAL MEETING OF STOCKHOLDERS.

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SAFE BULKERS, INC.

Apt. D11, Les Acanthes

6, Avenue des Citronniers

MC98000, Monaco

NOTICE OF 2020 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MONDAY AUGUST 3, 2020

NOTICE IS HEREBY GIVEN that the 2020 Annual Meeting of Stockholders of Safe Bulkers, Inc., a Marshall Islands corporation, will be held at 16:00 local time, on Monday, August 3, 2020 at 30-32 Karamanli Avenue, Voula 166 73, Athens, Greece for the following purposes:

1.	To elect two Class III directors to hold office until the annual meeting of stockholders in 2023 and until their respective successors have been duly elected and qualified;

2.	To ratify the appointment of our independent auditors;

3.	To grant discretionary authority to our board of directors to (A) amend our First Amended and Restated Articles of Incorporation to effect one or more consolidations of the issued and outstanding shares of our common stock, par value $0.001 per share (“Common Stock”), pursuant to which the shares of Common Stock would be combined and reclassified at ratios within the range from 1-for-2 up to 1-for-5 (the “Reverse Stock Split”) and (B) determine whether to arrange for the disposition of fractional interests by stockholders entitled thereto, to pay in cash the fair value of fractions of a share of Common Stock as of the time when those entitled to receive such fractions are determined, or to entitle stockholders to receive from our transfer agent, in lieu of any fractional share, the number of shares of Common Stock rounded up to the next whole number, and to amend our First Amended and Restated Articles of Incorporation in connection therewith, provided that any Reverse Stock Split must be completed on or before the day immediately prior to the date of the 2021 Annual Meeting of Stockholders;

4.	To approve the adoption of an equity compensation plan for our independent directors; and

5.	To transact such other business as may properly come before the 2020 Annual Meeting of Stockholders and any adjournments or postponements thereof.

Only holders of record of Common Stock at the close of business on June 12, 2020 will be entitled to receive notice of, and to vote at, the 2020 Annual Meeting of Stockholders and at any adjournments or postponements thereof.

You are cordially invited to attend the 2020 Annual Meeting of Stockholders. Whether or not you plan to attend the 2020 Annual Meeting in person, please vote as soon as possible. As an alternative to voting in person at the 2020 Annual Meeting, you may vote via the Internet, by telephone or, if you receive a paper proxy card in the mail, by mailing a completed proxy card. For detailed information regarding voting instructions, please refer to the section entitled “Voting via the Internet, by Telephone or by Mail” beginning on page 1 of the proxy statement. You may revoke a previously delivered proxy at any time prior to the 2020 Annual Meeting. If you decide to attend the 2020 Annual Meeting and wish to change your proxy vote, you may do so automatically by voting in person at the 2020 Annual Meeting.

The 2020 Annual Meeting of Stockholders is currently scheduled to be held in person as indicated above. In light of the ongoing health concerns relating to the COVID-19 pandemic and to best protect the health and welfare of the Company’s stockholders and personnel, the Company urges stockholders to consider not attending the 2020 Annual Meeting of Stockholders in person. Stockholders are nevertheless urged to vote their proxies by completing, signing, dating and returning the enclosed proxy card, or to direct their brokers or other agents on how to vote the shares in their accounts, as applicable. We are actively monitoring the COVID-19 situation and, if we determine that it is not possible or advisable to hold the 2020 Annual Meeting of Stockholders in person, or to hold the meeting on the time or date or at the location indicated above, we will announce alternative arrangements for the meeting as promptly as practicable, which may include switching to a virtual meeting format, or changing the time, date or location of the 2020 Annual Meeting of Stockholders. Any such change will be announced via press release and the filing of additional proxy materials with the Securities and Exchange Commission.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on August 3, 2020

The Company’s Proxy Statement, form of proxy card and 2019 Annual Report are available at: http://sb.agmdocuments.com/ASM2020.html

By Order of the Board of Directors

Dr. Loukas Barmparis
President and Secretary
Monaco
June 16, 2020

SAFE BULKERS, INC.
Apt. D11, Les Acanthes

6, Avenue des Citronniers

MC98000, Monaco

PROXY STATEMENT FOR 2020 Annual Meeting of Stockholders
TO BE HELD ON MONDAY, AUGUST 3, 2020

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The proxy is solicited on behalf of the Board of Directors (the “Board”) of Safe Bulkers, Inc., a Marshall Islands corporation (the “Company”), for use at the 2020 Annual Meeting of Stockholders to be held at 16:00 local time, on Monday, August 3, 2020 at 30-32 Karamanli Avenue, Voula 166 73, Athens, Greece, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of 2020 Annual Meeting of Stockholders. On or about June 16, 2020, the Company will first mail to certain stockholders of record the Notice of Internet Availability of proxy materials containing instructions on how to access this Proxy Statement online, or in the alternative, request a paper copy of the proxy materials and a proxy card, and also will first mail to certain other stockholders this Proxy Statement and proxy card.

VOTING RIGHTS AND OUTSTANDING SHARES

As of June 12, 2020 (the “Record Date”), the Company had outstanding 102,125,808 shares of common stock, par value $0.001 per share (the “Common Stock”). As of the Record Date, the Hajioannou family (including Polys Hajioannou), owned 51,576,425 shares of Common Stock, constituting approximately 50.50% of the outstanding shares of Common Stock. Each stockholder of record at the close of business on the Record Date is entitled to one vote for each share of Common Stock then held. A majority of the Common Stock issued and outstanding and entitled to vote at the Meeting, the holders of which are present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Meeting. The Common Stock represented by any proxy delivered by way of proxy card or in accordance with the procedures set forth in the section entitled “Voting via the Internet, by Telephone or by Mail” beginning on page 1 of the proxy statement will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of 2020 Annual Meeting of Stockholders.

The Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “SB.”

VOTING VIA THE INTERNET, BY TELEPHONE OR BY MAIL

Registered Holders

If you are a “registered holder” (meaning your shares are registered in your name with our transfer agent, American Stock Transfer & Trust Company, LLC), then you may vote either in person at the 2020 Annual Meeting or by proxy. If you decide to vote by proxy, you may vote via the Internet, by

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telephone or by mail and your shares will be voted at the 2020 Annual Meeting in the manner you direct. For those stockholders who receive a Notice of Internet Availability of Proxy Materials, such notice provides information on how to access your proxy card, which contains instructions on how to vote via the Internet or by telephone or receive a paper proxy card to vote by mail. Telephone and Internet voting facilities for stockholders of record will close at 11:59 p.m. Eastern time on August 2, 2020.

Beneficial Holders

If, like most stockholders, you are a beneficial owner of shares held in “street name” (meaning a broker, trustee, bank, or other nominee holds shares on your behalf), you may vote in person at the 2020 Annual Meeting only if you obtain a legal proxy from the nominee that holds your shares and present it to the inspector of elections with your ballot at the 2020 Annual Meeting. Alternatively, you may provide instructions to the nominee that holds your shares to vote by completing, signing and returning the voting instruction form that the nominee provides to you, or by using the voting arrangements described on the voting instruction form, the Notice of Internet Availability of Proxy Materials or other materials that the nominee provides to you.

REVOCABILITY OF PROXIES

A Stockholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal executive office in Monaco at Apt. D11, Les Acanthes, 6, Avenue des Citronniers, MC98000, Monaco, a written notice of revocation or by a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

ADDITIONAL INFORMATION ON VOTING

As previously discussed, in light of the ongoing health concerns relating to the COVID-19 coronavirus pandemic and to best protect the health and welfare of the Company’s stockholders and personnel, the Company urges stockholders to consider not attending the Meeting in person. Stockholders are nevertheless urged to vote their proxies by completing, signing, dating and returning the enclosed proxy card, or to direct their brokers or other agents on how to vote the shares in their accounts, as applicable.

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PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven directors divided into three classes. As provided in the Company’s First Amended and Restated Articles of Incorporation, as amended, each director is elected to serve for a three-year term until the annual meeting for the year in which his or her term expires and until his or her successor has been duly elected and qualified. The Board has nominated Frank Sica and Konstantinos Adamopoulos, each a Class III Director, for re-election as Class III Directors for terms expiring at the 2023 annual meeting and until their successors have been duly elected and qualified. The Board has determined that Frank Sica is independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the Securities and Exchange Commission (the “SEC”).

Unless a proxy is marked to indicate that such authorization is expressly withheld, the persons named in a submitted proxy card intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in a submitted proxy card will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Directors shall be elected by a plurality of the votes cast at the Meeting.

NOMINEES FOR ELECTION

Name	Age (1)	Positions	Class	Term to Expire	Director Since
Frank Sica(2)(3)	69	Director	Class III	2023	2008
Konstantinos Adamopoulos	57	Chief Financial Officer and Director	Class III	2023	2008

(1)	As of June 16, 2020.
(2)	Member of corporate governance, nominating and compensation committee.
(3)	Chairman of audit committee.

Nominees for Election

The Board has nominated the following individuals to serve as Class III directors for a three-year term expiring at the 2023 annual meeting and until their successors have been duly elected and qualified:

Frank Sica
Class III Director

Frank Sica has been a member of our board of directors and of our corporate governance, nominating and compensation committee, and a member and chairman of our audit committee, since 2008. Mr. Sica is also director of CSG Systems International, an account management and billing software company for communication industries, JetBlue Airways Corporation, a commercial airline, and Kohl’s Corporation, an owner and operator of department stores. Mr. Sica has served as a Partner at Tailwind Capital, a private equity firm, since 2006. From 2004 to 2005, Mr. Sica was a Senior Advisor to Soros Private Funds Management. From 1998 to 2003, Mr. Sica worked at Soros Fund Management where he oversaw the direct real estate and private equity investment activities of Soros. From 1988 to 1998, Mr. Sica was a

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Managing Director at Morgan Stanley. Mr. Sica holds a bachelor’s degree from Wesleyan University and an M.B.A. from the Tuck School of Business at Dartmouth College.

Konstantinos Adamopoulos
Chief Financial Officer and Class III Director

Konstantinos Adamopoulos is our Chief Financial Officer and has been a member of our board of directors since 2008. Mr. Adamopoulos also serves as the finance manager of Safe Bulkers Management Ltd., which he joined in December 2016. Prior to joining us, Mr. Adamopoulos was employed at Calyon, a financial institution, as a senior relationship manager in shipping finance for 14 years. Prior to this, from 1990 to 1993, Mr. Adamopoulos was employed by the National Bank of Greece in London as an account officer for shipping finance and in Athens as deputy head of the export finance department. Prior to this, from 1987 to 1989, Mr. Adamopoulos served as a finance officer in the Greek Air Force. Mr. Adamopoulos holds a Bachelor of Science degree in business administration from the Athens School of Economics and Business Science and an M.B.A. in finance from the Cass Business School, City University of London.

DIRECTORS CONTINUING IN OFFICE

Name	Age (1)	Positions	Class	Term to Expire	Director Since
Polys Hajioannou	53	Chief Executive Officer, Chairman of the Board and Director	Class I	2021	2008
Ioannis Foteinos	61	Chief Operating Officer and Director	Class I	2021	2009
Ole Wikborg (2)	64	Director	Class I	2021	2008
Loukas Barmparis	57	President, Secretary of the Board and Director	Class II	2022	2008
Christos Megalou (3)	60	Director	Class II	2022	2016

(1)	As of June 16, 2020.
(2)	Member of the audit committee and chairman of the corporate governance, nominating and compensation committee.
(3)	Member of the audit committee and member of the corporate governance, nominating and compensation committee.

The following directors will continue in office:

Class I Directors—Term to Expire in 2021

Polys Hajioannou
Chief Executive Officer, Chairman of the Board and Class I Director

Polys Hajioannou is our Chief Executive Officer and has been Chairman of our board of directors since 2008. Mr. Hajioannou also serves with Safe Bulkers Management Ltd. in Cyprus, which provides technical, commercial and administrative management services to the Company, and prior to the inception of Safe Bulkers Management and Safety Management, with its predecessor Alassia Steamship

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Co., Ltd., which he joined in 1987. Mr. Hajioannou was elected as a member of the board of directors of the Union of Greek Shipowners in 2006 and served on the board until February 2009. Mr. Hajioannou is a founding member and Vice-President of the Union of Cyprus Shipowners. Mr. Hajioannou is a member of the Lloyd’s Register Hellenic Advisory Committee. In 2011, Mr. Hajioannou was appointed to the board of directors of the Hellenic Mutual War Risks Association (Bermuda) Limited and in 2013 he was elected at the board of directors of the UK Mutual Steam Ship Assurance Association (Bermuda) Limited where he served until 2016. In that year, he was elected member to the newly established UK Club Bermuda Members’ Committee. Mr. Hajioannou holds a Bachelor of Science degree in nautical studies from Sunderland University.

Ioannis Foteinos
Chief Operating Officer and Class I Director

Ioannis Foteinos is our Chief Operating Officer and has been a member of our board of directors since February 2009. Mr. Foteinos has 30 years of experience in the shipping industry. After obtaining a bachelor’s degree in nautical studies from Sunderland University, he joined the predecessor of Safety Management in 1987, where he served as Chartering Manager until 2017. Presently he serves as Chartering Manager with Safe Bulkers Management Ltd. in Cyprus, which he joined in May 2017.

Ole Wikborg
Class I Director

Ole Wikborg has been a member of our board of directors and of our audit committee and chairman and member of our corporate governance, nominating and compensation committee since 2008. Mr. Wikborg has been involved in the marine and shipping industry in various capacities for over 35 years. From 2002 to 2016, Mr. Wikborg has served as a member of the management team, a director and a senior underwriter of the Norwegian Hull Club, based in Oslo, Norway. In 2016, he moved to London to take up the position as the head of the London branch of Norwegian Hull Club, established that year. From 2002 to 2006, Mr. Wikborg also served as a member and chairman of the Ocean Hull Committee of the International Union of Marine Insurance (“IUMI”). Since 2006, he has served as Vice President and a member of the Executive Board of the IUMI, and he was elected as President of IUMI from 2010 to 2014. Since 1997, Mr. Wikborg has served as a board member of the Central Union of Marine Insurers, based in Oslo, and was that organization’s Chairman from 2009 to 2013. From 1997 until 2002, Mr. Wikborg served as the senior vice president and manager of the marine and energy division of the Zurich Protector Insurance Company ASA. Prior to his career in marine insurance, Mr. Wikborg served in the Royal Norwegian Navy, attaining the rank of Lieutenant Commander.

Class II Directors—Term to Expire in 2022

Loukas Barmparis
President, Secretary of the Board and Class II Director

Dr. Loukas Barmparis is our President and Secretary and has been a member of our board of directors since 2008. Dr. Barmparis also serves as the technical manager of Safe Bulkers Management Ltd., which he joined in December 2016. Between 2009 and 2016, he was the technical manager of Safety Management Overseas S.A. Until 2009, he was the project development manager of the affiliated Alassia Development S.A., responsible for renewable energy projects. Prior to joining our Manager and Alassia Development S.A., from 1999 to 2005 and from 1993 to 1995, Dr. Barmparis was employed at N. Daskalantonakis Group, Grecotel, one of the largest hotel chains in Greece, as technical manager and project development general manager. During the interim period between 1995 and 1999, Dr. Barmparis was employed at Exergia S.A. as an energy consultant. Dr. Barmparis holds a master of business

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administration (“M.B.A.”) from the Athens Laboratory of Business Administration, a doctorate from the Imperial College of Science Technology and Medicine, a master of applied science from the University of Toronto and a diploma in mechanical engineering from the Aristotle University of Thessaloniki.

Christos Megalou
Class II Director

Christos Megalou has been a member of our board of directors since 2016 and serves as a member of our audit and our corporate governance, nominating and compensation committee. Mr. Megalou has been the Chief Executive Officer of Piraeus Bank SA since 2017. Mr. Megalou has been a Distinguished Fellow of the Global Federation Of Competitiveness Councils in Washington, D.C. since 2016. From 2015 to 2016, Mr. Megalou served as senior advisor to Fairfax Financial Holdings. From 2013 to 2015, Mr. Megalou served as the Chief Executive Officer and Chairman of the Executive Board of Eurobank Ergasias SA and was the Deputy Chairman of the Hellenic Bank Association in Greece. From 2010 to 2013, Mr. Megalou served as Chairman of the Hellenic Bankers Association in the U.K. From 1997 to 2013, he was Vice-Chairman of Southern Europe, Co-head of Investment Banking for Southern Europe and Managing Director in the Investment Banking Division of Credit Suisse in London. From 1991 to 1997, he was a Director at Barclays de Zoete Wedd. From 1991 to 1996, he was Deputy Chairman of the British Hellenic Chamber of Commerce. He started his career in 1984 as an auditor in Arthur Andersen in Athens. Mr. Megalou holds a Bachelor of Science degree in economics from the University of Athens and an M.B.A. in finance from Aston University in Birmingham, United Kingdom.

Independence

The Board has determined that each of Messrs. Sica, Wikborg and Megalou are independent within the current meanings of independence employed by the corporate governance rules of the NYSE and the SEC.

Committees of the Board

Audit committee

The Company’s audit committee consists of Ole Wikborg, Christos Megalou and Frank Sica, as chairman. The Board has determined that Frank Sica qualifies as an audit committee “financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for:

•	the appointment, compensation, retention and oversight of independent auditors and approving any non-audit services performed by such auditor;

•	assisting the Board in monitoring the integrity of the Company’s financial statements, the independent auditors’ qualifications and independence, the performance of the independent accountants and the Company’s internal audit function and the Company’s compliance with legal and regulatory requirements;

•	annually reviewing an independent auditors’ report describing the auditing firm’s internal quality-control procedures, and any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm;

•	discussing the annual audited financial and quarterly statements with management and the independent auditors;
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•	discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

•	discussing policies with respect to risk assessment and risk management;

•	meeting separately, and periodically, with management, internal auditors and the independent auditor;

•	reviewing with the independent auditor any audit problems or difficulties and management’s responses;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	annually reviewing the adequacy of the audit committee’s written charter, the internal audit charter, the scope of the annual internal audit plan and the results of internal audits;

•	reporting regularly to the full Board; and

•	handling such other matters that are specifically delegated to the audit committee by the Board from time to time.

Corporate governance, nominating and compensation committee

The Company’s corporate governance, nominating and compensation committee consists of Christos Megalou, Frank Sica and Ole Wikborg, as chairman. The corporate governance, nominating and compensation committee is responsible for:

•	nominating candidates, consistent with criteria approved by the full Board, for the approval of the full Board to fill Board vacancies as and when they arise, as well as putting in place plans for succession, in particular, of the Chairman of the Board and executive officers;

•	selecting, or recommending that the full Board select, the director nominees for the next annual meeting of stockholders;

•	determining or administering the Company’s long term incentive plans, including any equity based plans and grants under such plans;

•	developing and recommending to the full Board corporate governance guidelines applicable to the Company and keeping such guidelines under review;

•	overseeing the evaluation of the Board and management;

•	reviewing regularly the Board structure, size and composition, taking into account the importance of a diverse composite mix of ethnicities, ages, gender, race, geographic locations, education and professional skills, backgrounds and experience, among other characteristics;

•	maintaining a commitment to supporting, valuing and leveraging diversity in the composition of the Board among other qualities that the Board believes serve the best interest of the Company and its stakeholders; and
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•	handling such other matters that are specifically delegated to the corporate governance, nominating and compensation committee by the Board from time to time.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

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PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the appointment of Deloitte, Certified Public Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2020.

Deloitte, Certified Public Accountants S.A. has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s audit committee.

Approval of Proposal Two requires the majority of the votes cast at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE, CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

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PROPOSAL THREE

APPROVAL OF AN AMENDMENT TO THE COMPANY’S FIRST AMENDED AND
RESTATED ARTICLES OF INCORPORATION TO AUTHORIZE A REVERSE STOCK SPLIT
OF OUR ISSUED AND OUTSTANDING COMMON STOCK

Our Board has adopted resolutions (1) declaring that an amendment to the Company’s First Amended and Restated Articles of Incorporation to effect one or more consolidations of the issued and outstanding shares of Common Stock, pursuant to which the shares of Common Stock would be combined and reclassified (the “Reverse Stock Split”), as described below, is advisable, subject to receipt of the requisite stockholder approval and the Board’s subsequent determination to effectuate the Reverse Stock Split and (2) directing that a proposal to approve the Reverse Stock Split be submitted to the holders of Common Stock for their approval.

Approval of the proposal would permit (but not require) our Board to effect one or more Reverse Stock Splits of our issued and outstanding Common Stock by a ratio of not less than 1-for-2 and not more than 1-for-5, with the exact ratio to be set at a number within this range as determined by our Board in its sole discretion, provided that the Board determines to effect the Reverse Stock Split and such amendment is filed with the appropriate authorities in the Republic of the Marshall Islands on or before the day immediately prior to the date of the 2021 Annual Meeting of Stockholders. The Company shall not effect Reverse Stock Splits that, in the aggregate, exceed a 1-for-5 ratio. We believe that enabling our Board to set the ratio within the stated range will provide the Company with the flexibility to implement the Reverse Stock Split in a manner designed to maximize the anticipated benefits for our stockholders. Our Board reserves the right to elect to abandon the Reverse Stock Split, including any or all proposed reverse stock split ratios, if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of the Company and its stockholders.

If the Board determines to implement the Reverse Stock Split, depending on the ratio for the Reverse Stock Split determined by our Board, no less than two and no more than one hundred shares of existing Common Stock will be combined into one share of Common Stock. Our Board will have the discretionary authority to determine whether to arrange for the disposition of fractional interests by any holder entitled thereto, to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or to entitle holders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number. The amendment to our First Amended and Restated Articles of Incorporation to effect a Reverse Stock Split, if any, will include only the reverse split ratio(s) determined by our Board to be in the best interests of our stockholders.

Background and Reasons for the Reverse Stock Split; Potential Consequences of the Reverse Stock Split

The Board is seeking approval for the Reverse Stock Split in light of the recent fluctuations in the trading price of the Company’s Common Stock and the uncertainty caused by the COVID-19 pandemic on the Company’s business, financial performance and operating results. If the average closing price of the Common Stock over any consecutive 30 trading-day period is below $1.00, which is considered “below criteria” for continued listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual, the Company will receive a notice from the NYSE indicating that the Company is not in compliance with the continued listing standards of the NYSE. Under the NYSE’s rules, the Company generally has six months to regain compliance prior to delisting, and can do so if the Common Stock has a closing price on the last trading day of any calendar month during the cure period of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of such month. In response to the COVID-19 pandemic, the NYSE made a rule filing with the SEC,

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which became effective on April 21, 2020, for relief under Section 802.01C, which provides for a tolling of the cure period through June 30, 2020. Therefore, if the Company receives a notice of deficiency from the NYSE prior to June 30, 2020, the Company’s cure period will expire on December 31, 2020.

The Board anticipates that the Reverse Stock Split would increase our stock price, and consequently reduce the risk that our stock could be delisted from the New York Stock Exchange. The Board also believes that the increased market price of our Common Stock expected as a result of implementing the Reverse Stock Split could improve the marketability and liquidity of our Common Stock and encourage interest and trading in our Common Stock. For example, the increased market price of our Common Stock could allow a broader range of institutions to invest in our Common Stock (namely, funds that are prohibited from buying stocks whose price is below a certain threshold), potentially increasing trading volume and liquidity of our Common Stock. The Reverse Stock Split could also help increase analyst and broker interest in our Common Stock as their policies can discourage them from following or recommending companies with low stock prices. Furthermore, because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher, thus making an investment in such shares less attractive. However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our Common Stock. As a result, there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits described above, that the market price of our Common Stock will increase following the Reverse Stock Split or that the market price of our Common Stock will not decrease in the future. Additionally, we cannot assure you that the market price per share of our Common Stock after the Reverse Stock Split will increase in proportion to the reduction in the number of shares of our Common Stock outstanding before the Reverse Stock Split, or at all, and it is possible that the total market capitalization of our Common Stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split. The Board does not intend for this transaction to be the first step in a series of plans or proposals of a “going private transaction” within the meaning of Rule 13e-3 of the Securities Exchange Act.

This proposed amendment to the First Amended and Restated Articles of Incorporation would add a new Section 4.04 substantially in the form as follows:

“SECTION 4.04. Reverse Stock Split. Effective as of 5:01 p.m., Marshall Islands time on _______ __, 20__ (12:01 a.m., New York time on _______ __, 20__), every _____ (__) shares of Common Stock then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number of shares of Common Stock and the number of shares of Preferred Stock authorized pursuant to this Article IV shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of common stock, the Corporation shall, in lieu of issuing any such fractional share, ________________________.”

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Procedure for Implementing the Reverse Stock Split

The Reverse Stock Split, if approved by our stockholders and implemented by the Board, would become effective upon the filing or such later time as specified in the filing (the “Effective Time”) of a certificate of amendment to our First Amended and Restated Articles of Incorporation with the Registrar of Corporation of the Republic of the Marshall Islands. The determination to implement the Reverse Stock Split, the ratio upon which such Reverse Stock Split will be implemented, and the exact timing of the filing of the certificate of amendment that will effect the Reverse Stock Split, will be determined by our Board, in its sole discretion, based on its evaluation as to whether and when such action will be in the best interest of the Company and our stockholders. In addition, our Board reserves the right, notwithstanding stockholder approval and without further action by the stockholders, to elect not to implement the Reverse Stock Split in its sole discretion. If a certificate of amendment effecting the Reverse Stock Split has not been filed with the Registrar of Corporations of the Republic of the Marshall Islands on or before the day immediately prior to the date of the 2021 Annual Meeting of Stockholders, our Board will not be entitled to implement the Reverse Stock Split without further stockholder approval.

Effect of the Reverse Stock Split on Holders of Outstanding Common Stock

Depending on the ratio for the Reverse Stock Split determined by our Board, a minimum of two and a maximum of one hundred shares in aggregate of existing Common Stock held by stockholders will be combined into one new share of Common Stock. Based on 102,125,808 shares of Common Stock issued and outstanding as of the Record Date, immediately following the reverse split the Company would have (i) approximately 51,062,904 shares of Common Stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-2, and (ii) approximately 20,425,162 shares of Common Stock issued and outstanding (without giving effect to rounding for fractional shares) if the ratio for the reverse split is 1-for-5, which is the aggregate ratio allowed under this proposal. Any other ratios selected within such range would result in a number of shares of Common Stock issued and outstanding following the transaction between 20,425,162 and 51,062,904 shares of Common Stock.

The actual number of shares of Common Stock issued and outstanding after giving effect to the Reverse Stock Split, if implemented, will depend on the number of shares outstanding at the time of the Reverse Stock Split(s), the applicable Reverse Stock Split ratio(s) and the number of Reverse Stock Splits ultimately implemented by our Board.

The Reverse Stock Split will affect all holders of Common Stock uniformly and will not affect any stockholder’s percentage ownership interest in the Company, except that as described below in “— Fractional Shares,” holders of Common Stock otherwise entitled to a fractional share as a result of the Reverse Stock Split may receive cash in lieu of such fractional share or may be entitled to have such fractional share rounded up to the next whole number at the option of the Board. In addition, the Reverse Stock Split will not affect any stockholder’s proportionate voting power (subject to the treatment of fractional shares).

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

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Authorized Common Stock and Par Value

The Reverse Stock Split will not result in a change in the number of shares of authorized Common Stock or par value of the Common Stock. Because the Company’s authorized number of shares of Common Stock, which is currently set at 200,000,000 shares of Common Stock under the Company’s First Amended and Restated Articles of Incorporation, will not decrease in accordance with the Reverse Stock Split, effecting the Reverse Stock Split would provide the Company with additional shares of Common Stock that would then be available for issuance from time to time for corporate purposes such as acquisitions of vessels or companies, sales of stock or securities convertible into shares of Common Stock and raising additional capital.

Beneficial Holders of Common Stock (i.e. stockholders who hold in street name)

Upon the implementation of the Reverse Stock Split, we intend to treat shares held by stockholders through a bank, broker, custodian or other nominee in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding our Common Stock in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the Reverse Stock Split.

Stockholders who hold shares of our Common Stock with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Registered “Book-Entry” Holders of Common Stock (i.e. stockholders that are registered on the transfer agent’s books and records but do not hold stock certificates)

Certain of our registered holders of Common Stock may hold some or all of their shares electronically in book-entry form with the transfer agent. These stockholders do not have stock certificates evidencing their ownership of the Common Stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

Stockholders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Stock Split Common Stock, subject to adjustment for treatment of fractional shares.

Holders of Certificated Shares of Common Stock

Stockholders holding shares of our Common Stock in certificated form will be sent a transmittal letter by our transfer agent after the Effective Time. The letter of transmittal will contain instructions on how a stockholder should surrender his, her or its certificate(s) representing shares of our Common Stock (the “Old Certificates”) to the transfer agent in exchange for certificates representing the appropriate number of whole shares of post-Reverse Stock Split Common Stock (the “New Certificates”). No New Certificates will be issued to a stockholder until such stockholder has surrendered all Old Certificates, together with a properly completed and executed letter of transmittal, to the transfer agent. No stockholder will be required to pay a transfer or other fee to exchange his, her or its Old Certificates. Stockholders will then receive a New Certificate(s) representing the number of whole shares of Common Stock that they are entitled as a result of the Reverse Stock Split, subject to the treatment of fractional shares described below. Until surrendered, we will deem outstanding Old Certificates held by stockholders to be cancelled and only to represent the number of whole shares of post-Reverse Stock Split Common Stock to which these stockholders are entitled, subject to the treatment of fractional shares. Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, will automatically be exchanged for New Certificates. If an Old Certificate has a restrictive legend on the

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back of the Old Certificate(s), the New Certificate will be issued with the same restrictive legends that are on the back of the Old Certificate(s).

The Company expects that our transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates. No service charges will be payable by holders of shares of Common Stock in connection with the exchange of certificates. All of such expenses will be borne by the Company.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

The Company does not currently intend to issue fractional shares in connection with the Reverse Stock Split. Therefore, the Company does not expect to issue certificates representing fractional shares. The Board will have the discretionary authority to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, to arrange for the disposition of fractional interests by stockholders entitled thereto, or to entitle stockholders to receive from the Company’s transfer agent, in lieu of any fractional share, the number of shares rounded up to the next whole number.

If the Board determines to pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, stockholders who would otherwise hold fractional shares because the number of shares of Common Stock they hold before the Reverse Stock Split is not evenly divisible by the ratio ultimately selected by the Board will be entitled to receive cash (without interest or deduction) in lieu of such fractional shares from the Company, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and/or upon due surrender of any certificate previously representing a fractional share, in each case, as applicable, in an amount equal to such holder’s fractional share based upon the volume weighted average price of the common stock as reported on the NYSE, or other principal market of the common stock, as applicable, as of the date the Reverse Stock Split is effected. If the Board determines to arrange for the disposition of fractional interests by stockholders entitled thereto, stockholders who would otherwise hold fractional shares because the number of shares of Common Stock they hold before the Reverse Stock Split is not evenly divisible by the ratio ultimately selected by the Board will be entitled to receive cash (without interest or deduction) in lieu of such fractional shares from the transfer agent, upon receipt by the transfer agent of a properly completed and duly executed transmittal letter and/or upon due surrender of any certificate previously representing a fractional share, in each case, as applicable, in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the transfer agent of all fractional shares otherwise issuable. If the Board determines to dispose of fractional interests pursuant to the immediately preceding sentence, the Company expects that the transfer agent would conduct the sale in an orderly fashion at a reasonable pace and that it may take several days to sell all of the aggregated fractional shares of common stock. In this event, such holders would be entitled to an amount equal to their pro rata share of the proceeds of such sale. The Company will be responsible for any brokerage fees or commissions related to the transfer agent’s open market sales of shares that would otherwise be fractional shares.

The ownership of a fractional share interest following the Reverse Stock Split will not give the holder any voting, dividend or other rights, except to receive the cash payment, or, if the Board so determines, to receive the number of shares rounded up to the next whole number, as described above.

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Stockholders should be aware that, under the escheat laws of various jurisdictions, sums due for fractional interests that are not timely claimed after the effective time of the Reverse Stock Split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by the Company or the transfer agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, if applicable, stockholders otherwise entitled to receive such funds, but who do not receive them due to, for example, their failure to timely comply with the transfer agent’s instructions, will have to seek to obtain such funds directly from the state to which they were paid.

Effect of the Reverse Stock Split on Employee Plans, Options, Restricted Stock Awards and Units, Warrants, and Convertible or Exchangeable Securities

Based upon the reverse stock split ratio determined by the Board, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of Common Stock. This would result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of shares of Common Stock being delivered upon such exercise, exchange or conversion, immediately following the Reverse Stock Split as was the case immediately preceding the Reverse Stock Split. The number of shares deliverable upon settlement or vesting of restricted stock awards will be similarly adjusted, subject to our treatment of fractional shares. The number of shares reserved for issuance pursuant to these securities will be proportionately based upon the Reverse Stock Split ratio determined by the Board, subject to our treatment of fractional shares.

Accounting Matters

The proposed amendment to the Company’s First Amended and Restated Articles of Incorporation will not affect the par value of our Common Stock per share, which will remain $0.001 par value per share. As a result, as of the Effective Time, the stated capital attributable to Common Stock and the additional paid-in capital account on our balance sheet will not change due to the Reverse Stock Split. Reported per share net income or loss will be higher because there will be fewer shares of common stock outstanding.

Certain Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes certain material U.S. federal income tax consequences of the Reverse Stock Split to holders of our Common Stock

Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a beneficial owner of our Common Stock that is a citizen or individual resident of the United States, a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or otherwise subject to U.S. federal income taxation on a net income basis in respect of our Common Stock (a “U.S. holder”). A trust may also be a U.S. holder if (1) a U.S. court is able to exercise primary supervision over administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person. An estate whose income is subject to U.S. federal income taxation regardless of its source may also be a U.S. holder. This summary does not address all of the tax consequences that may be relevant to any particular investor, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to (i) persons that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions,

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regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, persons subject to the alternative minimum tax, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) persons that hold our Common Stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for federal income tax purposes, or (iii) persons that do not hold our Common Stock as “capital assets” (generally, property held for investment).

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our Common Stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Stock Split.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this proxy statement. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the Reverse Stock Split.

PLEASE CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE INTERNAL REVENUE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

U.S. Holders

The Reverse Stock Split is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a stockholder’s proportionate interest in our earnings and profits. The remainder of this discussion assumes that the Reverse Stock Split qualifies as a reorganization. In that case,

•	A U.S. holder should not recognize any gain or loss on the Reverse Stock Split (except for cash, if any, received in lieu of a fractional share of Common Stock);

•	The U.S. holder’s aggregate tax basis of the Common Stock received pursuant to the Reverse Stock Split, including any fractional shares of Common Stock not actually received, should be equal to the aggregate tax basis of such holder’s Common Stock surrendered in the exchange;

•	The U.S. holder’s holding period for the Common Stock received pursuant to the Reverse Stock Split should include such holder’s holding period for the Common Stock surrendered in the exchange;

•	Cash payments received by the U.S. holder for a fractional share of Common Stock generally should be treated as if such fractional share had been issued pursuant to the Reverse Stock Split and then redeemed by us, and such U.S. holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. holder’s tax basis in such fractional share. However, in certain circumstances, it is possible that cash received in lieu of a fractional share could be characterized as a dividend. In that case, U.S. holders may be required to provide their taxpayer identification number to the exchange agent to avoid backup withholding; and
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•	No gain or loss will be recognized by us as a result of the Reverse Stock Split.

No Appraisal Rights

Under Marshall Islands law and our charter documents, holders of our Common Stock will not be entitled to dissenter’s rights or appraisal rights with respect to the Reverse Stock Split.

Required Vote

Approval of Proposal Three requires the majority of all outstanding shares entitled to vote at the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF AN AMENDMENT TO THE COMPANY’S FIRST AMENDED AND RESTATED ARTICLES OF INCORPORATION TO AUTHORIZE A REVERSE STOCK SPLIT OF OUR ISSUED AND OUTSTANDING COMMON STOCK. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

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PROPOSAL FOUR

APPROVAL OF EQUITY COMPENSATION PLAN

The Board of Directors is submitting for approval at the Meeting a plan (the “Independent Directors Equity Compensation Plan”) to pay: (i) an annual fee to independent, non-management directors equal to US$30,000, payable in shares of the Common Stock and (ii) an additional annual fee to the chairman of the Audit Committee equal to US$30,000, payable in shares of Common Stock, in each case as described more fully below. The Independent Directors Equity Compensation Plan is intended to be the successor to the equity compensation plan for independent, non-management directors that was approved by the Company’s stockholders at the Company’s annual meeting held on June 10, 2010, and that expired by its terms on June 10, 2020 (the “Former Plan”).

Under the Independent Directors Equity Compensation Plan, which will be in effect beginning at the Meeting and for the following 10 years, measured from the date of the Meeting, non-management independent directors of the Company shall be paid an annual fee equal to US$30,000, payable in shares of Common Stock, payable on a quarterly basis in arrears as soon as practicable following the end of the quarter for which service was completed, calculated based on the closing price of Common Stock on the last trading day immediately prior to the end of the applicable calendar quarter, rounded to the next integer number. The annual fee shall be prorated for partial service in any applicable calendar quarter.

In addition, while the Independent Directors Equity Compensation Plan is in effect, the chairman of the Audit Committee shall be paid an additional annual fee equal to US$30,000, payable in shares of the Common Stock on a quarterly basis in arrears as soon as practicable following the end of the quarter for which service was completed, calculated based on the closing price of the Common Stock on the last trading day immediately prior to the end of the applicable calendar quarter, rounded to the next integer number. The annual additional fee shall be prorated for an applicable chairman’s partial service in any applicable calendar quarter.

If the Independent Directors Equity Compensation Plan is approved at the Meeting, the first issuance of Common Stock under the Independent Directors Equity Compensation Plan will be made promptly following the Meeting, and will be made with respect to service completed by independent, non-management directors in the second calendar quarter of 2020 (the “Q2 Issuance”). The Q2 Issuance to each applicable independent, non-management director, which would have been made in the ordinary course under the Former Plan if it had not expired prior to June 30, 2020, will be for a number of shares equal to (x) US$7,500 (i.e., one-quarter of the total US$30,000 annual fee), divided by the closing price of Common Stock on June 29, 2020, rounded to the next integer number (and prorated if a director only partially served during the second calendar quarter of 2020). The chairman of the Audit Committee during the second calendar quarter of 2020 shall receive an additional number of shares pursuant to the Q2 Issuance equal to (x) US$7,500 (i.e., one-quarter of the total US$30,000 additional annual fee), divided by the closing price of Common Stock on June 29, 2020, rounded to the next integer number (and prorated for an applicable chairman’s partial service during the second calendar quarter of 2020). If the Reverse Stock Split is effectuated after June 29, 2020 and before the Q2 Issuance, the number of shares issued to the independent, non-management directors in respect of the Q2 Issuance shall be equitably adjusted in the Board’s discretion to take into account the Reverse Stock Split. Following the Q2 Issuance, issuances of Common Stock under the Independent Directors Equity Compensation Plan shall occur as soon as practicable following the end of each calendar quarter until the plan expires on the 10th anniversary of the Meeting.

The Board of Directors believes that the Independent Directors Equity Compensation Plan is advisable and in the best interests of the Company and its stockholders because it will maintain the Company’s ability to recruit and retain quality independent directors and will continue to help align the interests of independent directors with stockholders by encouraging ownership of the Common Stock by independent directors.

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Approval of Proposal Four requires the vote of the majority of the votes cast at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE INDEPENDENT DIRECTORS EQUITY COMPENSATION PLAN. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH INDEPENDENT DIRECTORS EQUITY COMPENSATION PLAN UNLESS A CONTRARY VOTE IS SPECIFIED.

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ADDITIONAL INFORMATION

Abstentions and broker non-votes will not affect the election of directors. Abstentions will have the effect of a vote “Against” on the other proposals and broker non-votes will not affect the outcome of the vote on other proposals.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Dr. Loukas Barmparis
President and Secretary

June 16, 2020
Monaco

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